UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 17, 2018

(Date of earliest event reported)

YayYo, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3028414
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

Departure of Our Director and Member of Our Audit Committee

On November 17, 2018, the Board of Directors of YayYo, Inc. (the “Company”) accepted and approved the resignation of Paul Richter from his position as a member of the Company’s Board of Directors (the “Board”) and member of the Company’s Audit Committee, effective November 17, 2018. There were no disagreements between Mr. Richter and the Company as to its operations, policies or practices.

On November 17, 2018, following the resignation described above, the Board appointed Christopher Miglino, a current Director of the Company, to the Company’s Audit Committee.

After the resignation of Mr. Richter, the Board reduced the size of its Board to five (5) members.

Departure of Our Chief Executive Officer, Appointment of Our Interim Chief Executive Officer and Reappointment of Chief Operating Officer

On November 17, 2018, the Company accepted and approved the resignation of Laurie DiGiovanni as Chief Executive Officer of the Company. Concurrently, she will be reappointed to her former position as Chief Operating Officer of the Company. In the interim, Mr. Ramy El-Batrawi, a current member of the Board, will assume the role as Acting Chief Executive Officer, working under the Board’s oversight.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.

Dated: January 29, 2019	By:	/s/ Ramy El-Batrawi
	Name:	Ramy El-Batrawi
	Title:	Acting Chief Executive Officer